Exhibit (a)(1)(N)

OFFICE HOURS ANNOUNCEMENT

TO ELIGIBLE OPTIONHOLDERS

ABOUT THE EXCHANGE OFFER

Date: February 20, 2009

To: Googlers

From: Option Exchange

Subject: Exchange Offer Open Office Hours—Starting February 23, 2009

Hi Googlers,

The Option Exchange team will be holding open office hours Monday through Friday during the last two weeks of the Election Period of the Employee Stock Option Exchange. Starting Monday, February 23, we will have 3 sessions daily to answer your questions (8-9 AM Pacific Time, 1-2 PM Pacific Time, 5-6 PM Pacific Time). Additionally, we’ll have office hours during the final weekend before the close of the election period—Saturday, March 7 (8-9 AM Pacific Time, 5-6 PM Pacific Time) and Sunday, March 8 (8-9 AM Pacific Time, 7-8 PM Pacific Time).

Please visit go/option-exchange-office-hours to sign up for a slot during a session that works for you. Someone from the Option Exchange team will contact you directly to answer your question during that time. You can also check the Option Exchange Office Hours Calendar and click the “copy to my calendar” link to create an entry on your calendar for the session you’ve signed up for.

For information about your individual stock options, including all of your stock option grants to date and the status of each stock option, check your selected stock plan administrator’s website. Any questions regarding password or access should be directed to your selected stock plan administrator at: SmithBarney at www.benefitaccess.com or Charles Schwab at https://eac.schwab.com/.

If you have any questions about the exchange program, please contact                     @google.com after reading the FAQs. For any other questions about accessing your stock options, you can contact                     @google.com.

Thanks,

Option Exchange